ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

THE COMPANY

1. Name of issuer: ECOVENTZ INC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

   o Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   o Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   o Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   o Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   o Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   o Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Andreas Roussos   Dates of Board Service: 2016 to 2018

Principal Occupation: CEO
Employer: ECOVENTZ INC   Dates of Service: 2016 TO 2018
Employer's principal business: COMMERCIAL COOKING MIST COLLECTION

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: NONE

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: 2516007 ONTARIO LIMITED
Employer's principal business: Commercial Building Owner, Real Estate Holdings
Title: President   Dates of Service: 2016 to present
Responsibilities: Oversee the Buy Sell process, Legal, Rental Agreements

Employer: INSURDATA LTD
Employer's principal business: Casualty & Auto Insurance Software & Licensing
Title: Advisor-Consultant   Dates of Service: 1992 to present
Responsibilities: High Level Business Development

Employer: Self Employed
Employer's principal business: Investment Banking, Mergers, Acquisitions.

Title: Advisor-Consultant   Dates of Service: 1992 to now
Responsibilities: Interim CEO, CFO, COO, BOA Debt/Equity financing

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Andreas Roussos

Title: CEO	Dates of Service: 2016 to present
Responsibilities: Business Plan, Financials, Market Research	Start Up Funding

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: NONE

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: 2516007 ONTARIO LIMITED
Employer's principal business: Commercial Building Owner, Real Estate Holdings
Title: President   Dates of Service: 2016 to present
Responsibilities: Oversee the Buy Sell process, Legal, Rental Agreements

Employer: INSURDATA LTD
Employer's principal business: Casualty & Auto Insurance Software & Licensing
Title: Advisor-Consultant   Dates of Service: 1992 to present
Responsibilities: High Level Business Development

Employer: Self Employed
Employer's principal business: Investment Banking, Mergers, Acquisitions.

Title: Advisor-Consultant   Dates of Service: 1992 to now
Responsibilities: Interim CEO, CFO, COO, BOA Debt/Equity financing

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
ECOVENTZ, INC (Canada)	1,000,000	**100%**

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



truCrowd

ECOVENTZ

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Our Story

Ecoventz specializes in manufacturing and distributing a superior filter for exhaust systems that are used by institutional and commercial cooking facilities. Our products are designed to collect mist and dust, abate odors and recirculate air. We are committed to making contributions to the green sector and our goal is to help our clients achieve optimum regulatory compliance, maximize operational efficiency, and promote their reputation as a green company.

What We Sell

Ecoventz offers an eco-friendly, low-cost maintenance High Efficiency Mist Collector (HEMC) filter for the commercial and institutional cooking sectors. The HEMC filters can be retrofitted to all existing exhaust systems.

THE HEMC FILTER

fig. 1 the HEMC in action

fig. 2 The complete HEMC filter system





■ In-bound, grease laden & collected grease

■ scrubbed air entering the mists exhaust apparatus

The HEMC filter collects 95% of all airborne mist particulates of .3 microns and larger in single stage mode. (As a reference to size, a human hair is 40-50 microns.) The collected cooking grease is directed into a reservoir and added to the used oil destined for use in biofuel and other by products.

The HEMC FILTER is self-draining (gravity) and can be easily separated into two sections for inspection and deeper cleaning if and when required.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Proven Product line: All the applications market viability has been proven over a decade primarily in Canada by a company that has since gone out of business due to fiscal mismanagement.

Competitive Advantage: The Patented filter offers the proprietary High Efficiency Mist Collector (HEMC) technology which offers a superior eco-friendly in this market segment.

Clients: Restaurants, Hotels, Casinos, Hospitals, Universities, Churches, Military Camps, Shopping Centers, Institutional Food Prep Locations, Eco Conscious Cities, States.

Market Size: $ 5 Billion Annually based on 1 Million Restaurants in the US with Preventive Maintenance annual cost on average of $ 5,000 per unit.

Diversified Applications: Odor abatement, mist/dust collection, air recirculation.

Cross Sector Proven Technology: Previous Clients include notable multinationals.

The Retrofit: Applies to existing applications in operation for 6-8 years or longer, making it convenient for buyers. These clients will be offered a deal with no upfront costs to them but will required them to enter into a 5-year Preventive Service Contract which is mandatory under the NFPA Standard 96.
*NFPA: National Fire Prevention Association

Client Benefits: No Up Front Costs, Energy savings, cost reductions of 25%-30% for Mandatory Preventive Maintenance. Locations can promote themselves as Eco Friendly. The HEMC offers improved fire safety that may in turn result in lower insurance premiums. The preventive maintenance is must be followed or will cause insurance coverage loss and God Help them if fire occurs. Noted that we will approach Insurance Co's that endeavor in this space and provide them with the improved fire benefits associated with our Mist Collector so that they would consider offering premium reductions to all our clients. More explanations on request.

Benefits: The 5-year Preventive Service Contact provides us with ongoing Residual Income.

Risk Planning: Diversified Sector Applications, Conservative Attainable Financial Forecasts.

Sales & Marketing Strategy: Develop a strong presence initially in the 25 US territories then Canada & Mexico and then expand into the secondary markets. No costs for clients to switch to us as the cost of the HEMC will be amortized over the 5-year contract period. Each Area Exclusive will be offered at $ 250,000. This will add $ 6,250,000 of available capital that will get us in turbo change mode.

Competitors

Direct Competition: Our market surveys indicate that no one is offering a similar type solution associated with the benefits of our Retrofit-Preventative Maintenance Package combo pack.

Indirect Competition: Preventive Maintenance Service Providers, although at a much higher cost.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Mission: More and more companies and consumers are looking to go green and the government is regulating it. ECOVENTZ, INC. is here to help.

Forecasts: Attainable Projections. We should be able to surpass them with ease.

Conclusion: Solid Business, Attainable model provides ongoing Sales & Residual Revenues.

Risk Planning: Cross sector diversified applications provide Ecoventz great redundancy planning with diverse revenue sources.

Andreas Roussos, Founder & CEO: Andreas is the Signatory.

Andreas has over 30 years of experience in corporate management and business development and has extensive knowledge of capital markets. His experience includes early stage growth and M&A funding, planning, implementation, operations, and business development. Andreas has a large international business network in the clean-tech sector. Andreas previously held CEO, COO positions , and also acted as consultant to high level management. Andreas has helped elevate two other small regional businesses to national and cross border status.

Andreas also has over 10 years' experience in the present target sector acting as a consultant to a company that operated in this space for over a decade primarily in Canada. During that time Andreas developed the Retrofit business model with the exception that the clients directly benefited 100% from the large-scale savings due from the Preventive Maintenance instead. Based on the large amounts of savings realized by the previous clients, Andreas created the Retrofit Preventive Maintenance Plan combo pack which offers a win-win solution for all and still allows Ecoventz to create a very viable business model.

Among the some other notable accomplishments this particular one is the head of the of the Spar Aerospace Team that developed the CanadArm and oversaw its flawless maiden voyage into space, asked Andreas if he could give his tel no to the people at Cape Canaveral in case they had trouble launching the Space Shuttle on time. This was due to Andreas' timely and flawless delivery of a very complicated task. (more details avail. on request)

Funding Requirement: $ 1,000.000.00



Use of Funds
Total	$1,000,000
Marketing-Advertising-Travel	$ 200,000
Legal & Accounting	$ 40,000
Admin/Payroll	$ 200,000
UL/ULC Certification	$ 55,000
Manufacturing costs	$ 300,000
Rent/ Fur./Equip/Utilities	$ 155,000
General Operating Capital	$ 13,000

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Financial Highlights

ECOVENTZ ANALYSIS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Revenue	4,068,600	12,947,810	27,392,543	54,184,082	82,445,800
Growth in Revenue %	100%	218%	112%	98%	52%

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Net Profit	139,620	3,426,798	7,104,555	17,491,729	27,581,530
Net Profit %	3.43%	26.47%	25.94%	32.28%	33.45%

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
LOAN	1,000,000	947,763	836,829	716,687	586,574
Capital	300,000	300,000	300,000	300,000	300,000
Accumulated Profit	139,620	3,426,798	3,566,418	10,670,973	28,162,702
Total Investment	1,439,620	4,674,561	4,703,247	11,687,660	29,049,276
ROI	9.70%	73.31%	151.06%	149.66%	94.95%

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

ECOVENTZ
5 Years Projected Profit or Loss

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Revenue					
Fast Food	$1,247,400	$4,931,681	$12,959,259	$27,751,715	$42,594,498
Casual Dining	$1,023,000	$3,392,161	$8,604,705	$17,974,478	$27,142,146
Territory PM Sales	$298,200	$1,623,968	$4,078,578	$8,457,889	$12,709,156
Territory Sales	$1,500,000	$3,000,000	$1,750,000	-	-
	$4,068,600	$12,947,810	$27,392,543	$54,184,082	$82,445,800
		218%	112%	98%	52%
Cost of Goods Sold	$2,406,814	$6,143,744	$14,895,308	$27,167,631	$41,613,054
Fast Food	$1,043,982	$2,552,548	$6,707,477	$12,311,814	$18,896,690
Casual Dining	$1,225,650	$3,042,033	$6,927,638	$12,632,075	$19,305,557
Territory PM Sales	$112,182	$525,412	$1,248,944	$2,223,742	$3,410,807
Territory Sales	$25,000	$23,750	$11,250	$0	$0
Gross Profit	$1,661,786	$6,804,066	$12,497,235	$27,016,450	$40,832,747
	41%	53%	46%	50%	50%
Operating Expenses	-$1,323,955	-$2,089,700	-$2,888,400	-$3,572,400	-$3,956,400
PBITD	$337,831	$4,714,366	$9,608,835	$23,444,050	$36,876,347
Finance Charges	-$81,436	-$75,066	-$65,858	-$65,858	-$55,887
Depreciation	-$70,236	-$70,236	-$70,236	-$55,887	-$45,087
Profit Before Tax	$186,159	$4,569,064	$9,472,740	$23,322,306	$36,775,373
Corporation Tax 25%	-$46,540	-$1,142,266	-$2,368,185	-$5,830,576	-$9,193,843
NET PROFIT / (LOSS)	$139,620	$3,426,798	$7,104,555	$17,491,729	$27,581,530
	3%	26%	26%	32%	33%

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

ECOVENTZ 5 years projected Balance Sheet					
	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
FIXED CAPITAL EXPENDITURE					
Furniture and Equipment's	$155,000	$155,000	$155,000	$155,000	$155,000
Manufacturing Facility	$350,000	$350,000	$350,000	$350,000	$350,000
UL/ULC Certification	$55,000	$55,000	$55,000	$55,000	$55,000
Accum-Depreciation	-$70,236	-$140,472	-$210,708	-$266,595	-$311,682
	$489,764	**$419,528**	**$349,292**	**$293,405**	**$248,318**
CURRENT ASSETS	**$897,619**	**$4,283,719**	**$9,838,368**	**$26,255,871**	**$51,741,575**
Stock-in-Trade	$678,100	$1,348,730	$2,853,390	$5,644,175	$8,588,104
Trade Debts	$339,050	$1,618,476	$4,565,424	$9,030,680	$13,740,967
Cash and Bank Balances	-$119,531	$1,316,512	$2,419,555	$11,581,015	$29,412,504
Total Assets	**$1,387,383**	**$4,703,247**	**$10,187,660**	**$26,549,276**	**$51,989,893**
CURRENT LIABILITIES	**$0**	**$0**	**$0**	**$0**	**$0**
Account Payable	-	-	-	-	-
Provision for Taxation	-	-	-	-	-
LONG TERM LIABILITIES	**$947,763**	**$836,829**	**$716,687**	**$586,574**	**$445,661**
Loan	$947,763	$836,829	$716,687	$586,574	$445,661
	$947,763	**$836,829**	**$716,687**	**$586,574**	**$445,661**
SHAREHOLDER'S EQUITY	**$439,620**	**$3,866,418**	**$9,470,973**	**$25,962,702**	**$51,544,232**
Share Capital	$300,000	$300,000	$300,000	$300,000	$300,000
Profit Paid to Owners			-$1,500,000	-$2,500,000	-$4,500,000
Accumulated Profit / (Loss)	$139,620	$3,566,418	$10,670,973	$28,162,702	$55,744,232
Total Equity and Liabilities	**$1,387,383**	**$4,703,247**	**$10,187,660**	**$26,549,276**	**$51,989,893**

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

ECOVENTZ
...a breath of fresh air...

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

ECOVENTZ 5 years projected Cash Flows	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Profit before tax	$186,159	$4,569,064	$9,472,740	$23,322,306	$36,775,373
Adjustments for non-cash					
Depreciation	$70,236	$70,236	$70,236	$55,887	$45,087
Cash flows from operations before working capital changes	**$256,395**	**$4,639,300**	**$9,542,976**	**$23,378,192**	**$36,820,460**
Working Capital changes					
(increase)/Decrease in Inventory	-$678,100	-$670,630	-$1,504,660	-$2,790,785	-$2,943,929
(increase)/Decrease in Receivable	-$339,050	-$1,279,426	-$2,946,948	-$4,465,256	-$4,710,286
Increase/ (Decrease) in Payable	-	-	-	-	-
Income tax Paid	-$46,540	-$1,142,266	-$2,368,185	-$5,830,576	-$9,193,843
Net Working Capital Change's	**-$1,063,690**	**-$3,092,322**	**-$6,819,792**	**-$13,086,618**	**-$16,848,059**
Net cash flows from operations	**-$807,294**	**$1,546,978**	**$2,723,184**	**$10,291,574**	**$19,972,401**
Net cash flows from investing activities					
Furniture and Equipment's	-$155,000				
Manufacturing Facility	-$350,000				
UL/ULC Certification	-$55,000				
Net cash flows from investing activities	**-$560,000**	**-**	**-**	**-**	**-**
Net Cash flows from financing activities					
Loan	$1,000,000				
Repayment of loan	-$52,237	-$110,934	-$120,142	-$130,113	-$140,913
Share capital	$300,000				
Profit Paid to Owners	-	-	-$1,500,000	-$1,000,000	-$2,000,000
Net Cash flows from financing activities	**$1,247,763**	**-$110,934**	**-$1,620,142**	**-$1,130,113**	**-$2,140,913**
Net cash flows during the year	**-$119,531**	**$1,436,044**	**$1,103,042**	**$9,161,461**	**$17,831,489**
Cash at start of the year	-	-$119,531	$1,316,512	$2,419,555	$11,581,015
Net cash flows at end of the year	**-$119,531**	**$1,316,512**	**$2,419,555**	**$11,581,015**	**$29,412,504**

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Exit Strategy

Sell the company in year 4 or 5 to a larger competitor or to a smaller competitor that wants to grow larger by acquisition. Either way it will work.

Conclusion

Ecoventz will make a serious entry into the initial target sector. All clients will enjoy savings and also will benefit from the environmental benefits associated while promoting their locations and name brands as eco-friendly. Again, the future plans include diversifying into odor abatement, air recirculation and GHG (greenhouse gas) apps.

I like to thank you for taking the time to review our information and do feel free to get in touch with me at your convenience.

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future investments.

Ecoventz Inc. was organized on May 3, 2016. Ecoventz should be considered by investors to be an early stage company. As an early stage company, Ecoventz is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk. Because of Ecoventz short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that Ecoventz will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future, some of which may be beyond its control. If Ecoventz is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that the Ecoventz business model and plans will be successful or that Ecoventz will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as Ecoventz to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant working capital and investment funding in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact operating revenues.

(2) The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis.

The Company has limited working capital and there may not be sufficient financial resources available to carry out planned Ecoventz operations. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur. There can be no assurance that the Company will sell the maximum number of Units offered in this private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If Ecoventz is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future investments, development or rate of growth; limit Ecoventz' ability to take advantage of future opportunities; negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(3) Ecoventz may incur significant losses and there can be no assurance that Ecoventz will ever become a profitable business.

It is anticipated that Ecoventz will initially sustain operating losses. Its ability to become profitable depends on success in marketing our products and making profits and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in the investment of capital and resources may impact whether the Company is successful. Furthermore, Ecoventz may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that Ecoventz will ever become profitable. If Ecoventz sustains losses over an extended period of time, it may be unable to continue in business.

(4) We are subject to government regulations.

Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

(5) Our future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast Ecoventz revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: Ecoventz' ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. Ecoventz' operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

(6) The nature of the Company's business strategy is high-risk.

Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

(7) The Company may encounter great difficulty or even a complete inability to develop and make suitable products.

An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

(8) Ecoventz may not be able to create and maintain a competitive advantage.

The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on Ecoventz' financial condition, operating results and cash flow.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(9) Our aggressive growth strategy may not be achievable.

For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

(10) Ecoventz may be unable to attract and retain qualified employees or key personnel.

Ecoventz' future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, Ecoventz plans to secure key person life insurance when such coverage is deemed financially prudent. Also, Ecoventz' future success may further depend on Ecoventz' ability to attract and retain additional key personnel and third-party contractual relationships. If Ecoventz is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

(11) Ecoventz does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

(12) We will have broad discretion on how the net proceeds of this private placement are utilized.

The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

(13) We anticipate substantial competition.

We are aware of companies that are well established within our industry.

(14) We will present only unaudited financial statements, which may not be reliable.

In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

(15) Our pro forma financial statements rely on assumptions that may not prove accurate.

Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

(16) Investors may suffer potential loss on dissolution and termination.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

(17) Actual results may vary from any projection we present.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

(18) Our operating costs are unpredictable.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Ecoventz or any of our products would likely negatively impact our operating income and could result in substantially decreased earnings or a loss from operations.

(19) We may not be able to protect our intellectual property.

We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights, even if we have a Patent Pending in US and Canada.

(20) Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

(21) We may not have adequate insurance.

Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(22) Management may have significant conflicts of interest.

Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

(23) There is significant risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Wyoming law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

(24) Certain future relationships have not been established.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

(25) Key Employees do not have Employment Agreements.

As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

(26) The purchase price of the Units has been arbitrarily determined and may not reflect their actual value.

The purchase price of the Units has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

(27) This private placement of Units is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Units are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Units. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Units will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Units by the remaining investors.

(28) There is no public market for the Units and you will have to hold your Units indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your Units, or a sale of the business.

Currently, there is no public or other trading market for the Units, and there can be no assurance that Ecoventz will be able to facilitate a private sale of your Units or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Units is of a long-term nature. Accordingly, purchasers of Units will bear the economic risk of investment for an indefinite period of time.

(29) The Units are unlikely to be able to be pledged as collateral.

The Units will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Units generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Units have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Units in the future. In addition, any transfer of the Units or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Units.

(30) You will not have the benefit of review of this Offering Statement by the SEC or any other agency.

Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

(31) Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

(32) Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,000**
Maximum Amount	**214,000**	**$1,070,000**	**$963,000**

its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

(33) If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

ECOVENTZ
...a breath of fresh air...

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

THE OFFERING

9. What is the purpose of this offering?

To raise a min of 10,000 USD and accepting oversubscription up to 1,070,000 USD to enable Ecoventz to go expand production and sales throughout the whole US.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Portal Success Fee of 10%	$1,000.00	$107,000.00
Net Proceeds	$9,000.00	$963,000.00
Use of Net Proceeds		
Marketing, Advertising, Travel	$500.00	$200,000.00
Legal/Accounting	$200.00	$40,000.00
Admin/Payroll	$2,000.00	$200,000.00
UL/ULC Certification	$2,500.00	$55,000.00
Manufacturing Costs		$300,000.00
Rent/Fur./Equip/Utilities		$155,000.00
General Operating Capital	$3,800.00	$13,000.00
Total Use of Net Proceeds	$9,000.00	$963,000.00

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "target offering amount") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Security offered for sale	SAFE+REV (TM) (Simple Agreement for Future Equity plus Revenue Participation)
Valuation Cap	$5,500,000
MFN Provision	Yes.
Anti-Dilution Rights	No.
Target number of Units of SAFE+REV(TM)	200
Maximum number of Units of SAFE+REV(TM)	21,400
Purchase price per UNIT	$50
Minimum UNITS per investor	5
Offering deadline	January 31, 2019
Use of proceeds	See page 24
Revenue Participation	Yes
Offering Gross Revenue Participation Percentage	15%
Repayment Multiple	3X
Measurement Period Start	1/1/2021
Measurement Period END	12/31/2061

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
Class A Voting	**3,000,000**	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No
Class B Nonvoting	2,000,000	0	☐ Yes ☑ No	☐ Yes ☑ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The securities being offered cannot be changed. However, the existing shareholders identified on #Q6 will decided when or if the SAFE will get converted into equity.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the security is independent from the valuation of the company. The price per security was arbitrarily set at $50 per unit. The company has calculated a pre-money valuation of $25.7 million for the company.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Andreas Roussos	$ 32,866	4%	12/31/2023	

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

None to all four options.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

During the last two years the company spent about $87,000 to develop the business model, the technology and the market penetration strategy.

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Ecoventz Inc.
Years Ended December 31, 2017 and 2016
With Independent Accountant's Review Report

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.
Financial Statements

Years Ended December 31, 2017 and 2016

Contents

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Ecoventz Inc.

I have reviewed the accompanying financial statements of Ecoventz Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
October 12, 2018

ECOVENTZ
...a breath of fresh air...

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Balance Sheets

	December 31,	
	2017	2016
Assets		
Current assets:		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Product development costs *(WIP) (note 2)*	27,653	13,967
Deferred tax asset *(note 3)*	-	-
Total assets	$ 27,653	$ 13,967
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payable	-	-
Interest payable	3,789	1,160
Total current liabilities	3,789	1,160
Long-term liabilities		
Loan due to shareholder at 8% annum, due 02.28.2019	32,866	21,755
Total long-term liabilities	32,866	21,755
Total liabilities	36,655	22,915
Stockholders' deficit:		
Common A Common Stock, no par value *(note 4)*		
Authorized Shares – 3,000,000		
Issued and outstanding shares, 1,000,000	79,025	37,106
Class B Non-Voting Common Stock, no par value		
Authorized shares, 2,000,000		
Issued and outstanding shares	-	-
Retained deficit	(88,027)	(46,054)
Total stockholders' deficit	(9,002)	(8,948)
Total liabilities and stockholders' deficit	$ 27,653	$ 13,967

See Independent Accountant's Review Report.

ECOVENTZ

...a breath of fresh air...

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Statements of Operations

	December 31,	
	2017	2016
Revenue	$ -	$ -
Expenses:		
Auto and Travel expense	8,443	7,070
Accounting	1,542	1,450
Consulting expenses	9,831	7,614
Legal expense	2,313	2,175
Marketing research	12,105	9,210
Office equipment	1,831	2,030
Office supplies	270	254
Start-up costs	1,735	6,788
Taxes and licenses	-	7,252
Telephone expenses	1,273	1,051
Total operating expenses	39,343	44,894
Operating loss	(39,343)	(44,894)
Other expense		
Interest expense	2,630	1,160
Net loss	$ (41,973)	$ (46,054)

See Independent Accountant's Review Report.

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Statements of Changes in Stockholders' Deficit

	Common Stock, no Par	Retained Deficit	Total Stockholders' Deficit
Balance at December 31, 2015	$ -	$ -	$ -
Common stock issued	-	-	-
Less: Net Loss	37,106	(46,054)	(8,948)
Balance at December 31, 2016	$ 37,106	$ (46,054)	$ (8,948)
Common stock issued	41,919	-	41,919
Less: Net Loss	-	(41,973)	(41,973)
Balance at December 31, 2017	$ 79,025	$ (88,027)	$ (9,002)

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Statements of Cash Flows

	December 31,	
	2017	2016
Operating activities		
Net loss	$ (41,973)	$ (46,054)
Increase in inventory		
Increase in interest payables	2,630	1,160
Net cash used by operating activities	(39,343)	(44,894)
Investing activities		
Product development	(13,686)	(13,967)
Net cash used in investing activities	(13,686)	(13,967)
Financing activities		
Loans from shareholders	11,111	21,755
Proceeds from capital contribution	41,918	37,106
Net cash provided by financing activities	53,029	58,861
Net (decrease) increase in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -

See Independent Accountant's Review Report.

truCrowd

ECOVENTZ

...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.

Notes to Financial Statements
December 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Ecoventz Inc., (the Company) is a development stage Wyoming corporation. The purpose of the Company is to offer the eco-friendly, low operating cost and High Efficiency Mist Collector (HEMC) filter system for the Commercial & Institutional cooking sectors presently unrivaled in this market segment.

In addition, they plan to offer Air Re-circulation Induction System (ARIS) that will use 90% plus of the exhausted air for applications such as institutional and Commercial Cooking (hotels, hospitals, restaurants etc.) and Close Loop HVAC Systems such as Live Stock, Greenhouses, etc. ARIS Multistage system will also be utilized for odor abatement and to separate and removal of dry and gaseous contaminants at a very low operating cost. The uses of which will be composting, Industrial dry machining processes, grinding and polishing-dry smoke & dust collection and livestock processing.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report.

ECOVENTZ

...a breath of fresh air...

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.
Notes to Financial Statements (continued)
December 31, 2017

2. Product development costs

The company has decided that product development costs has indefinite life.

3. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. Following is the detail of tax asset:

Tax Year	Tax benefit - Corporate	Tax Year benefit expires
2017	$ 8,395	2037
2016	9,211	2036
Deferred Tax Asset	17,606	
Less Valuation allowance	(17,606)	
Net Deferred tax asset	$ -	

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

Class B Common stock is a non-voting stock.

100% of the issued shares are owned by a Canadian company – Ecoventz Inc.

See Independent Accountant's Review Report.

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Ecoventz Inc.
Notes to Financial Statements (continued)
December 31, 2017

5. Commitments and Contingencies

As of the date of issuance of financials, October 12, 2018, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through October 12, 2018, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

    (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

    (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

truCrowd

ECOVENTZ
…a breath of fresh air…

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 10 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: Ecoventz. com

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

SAMPLE SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between Ecoventz, Inc herein referred to as "Issuer/Company" and %%SUBSCRIBER_DETAILS%% herein referred to as "Investor" for the purchase of %%UNIT_COUNT%% SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

(A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and

(B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of Wyoming, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: %%INVESTOR_NAME%%

Signature: %%INVESTOR_SIGNATURES%%

Date: %%EXECUTION_TIME_LEGAL%%

Issuer: Ecoventz, Inc

Signature: %%ISSUER_SIGNATURE%%

Print Name: Andreas Roussos

Date: %%EXECUTION_TIME_LEGAL%%

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%SUBSCRIBER_DETAILS%% (the "**Investor**") of $%%AMOUNT%% (the "**Purchase Amount**") on or about %%EXECUTION_TIME_LEGAL%%, Ecoventz, Inc a WY corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $5,500,000.

The "**Discount Rate**" is N/A

See **Section 2** for certain additional defined terms.

1. *Events*

(a)   **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii)   The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b)   **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Miscellaneous***

(a)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: %%INVESTOR_NAME%%

Signature: %%INVESTOR_SIGNATURES%%

Date: %%EXECUTION_TIME_LEGAL%%

Issuer: Ecoventz, Inc

Signature: %%ISSUER_SIGNATURE%%

Print Name: Andreas Roussos

Date: %%EXECUTION_TIME_LEGAL%%

ECOVENTZ
...a breath of fresh air...

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

 Investor: %%SUBSCRIBER_DETAILS%% is herein referred to as the "Investor".

Issuer: Ecoventz, Inc is herein referred to as the "Issuer". Issuer is a WY corporation whose registered agent address is: 412 N. Main St Ste#100 Buffalo, WY 82834.

·   **Number of Units to Investor:** Issuer hereby issues %%UNIT_COUNT%% Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $%%AMOUNT%% ($50 per Class A Revenue Share Unit).

·   **Offering Metrics:**

o   Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o   The "Offering Gross Revenue Participation Percentage" 15%

o   The "Measurement Period" is that period of time commencing on 1/1/2021 and ending on 12/31/2061.

o   The "Repayment Multiple" is 3X

o   The "Total Per Unit Defined Return" is $150

1.   Calculation of Each RevShare. Each RevShare shall be calculated as follows:

·   Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

·   Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2.   Annual Payment of RevShares. On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

        (a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

        (b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

        (c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

        (d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

        (e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

        (f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement.

truCrowd

ECOVENTZ
...a breath of fresh air...

ECOVENTZ, INC.
412 N. Main St Ste#100
Buffalo, WY 82834
702-347-3544

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,000
Maximum Amount	214,000	$1,070,000	$963,000

The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: %%INVESTOR_NAME%%

Signature: %%INVESTOR_SIGNATURES%%

Date: %%EXECUTION_TIME_LEGAL%%

Issuer: Ecoventz, Inc

Signature: %%ISSUER_SIGNATURE%%

Print Name: Andreas Roussos

Date: %%EXECUTION_TIME_LEGAL%%